TELEFÓNICA GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND CONSOLIDATED INTERIM MANAGEMENT
REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		UNAUDITED	AUDITED
(Millions of euros)	Note	09/30/2010	12/31/2009

A) NON-CURRENT ASSETS		107,833	84,311

Intangible assets	7	19,723	15,846
Goodwill	7	34,772	19,566
Property, plant and equipment	7	34,255	31,999
Investment properties		5	5
Investments in associates		4,637	4,936
Non-current financial assets		7,870	5,988
Deferred tax assets		6,571	5,971

B) CURRENT ASSETS		21,778	23,830

Inventories		1,086	934
Trade and other receivables		12,101	10,622
Current financial assets		2,017	1,906
Tax receivables		1,739	1,246
Cash and cash equivalents		4,359	9,113
Non-current assets held for sale		476	9

TOTAL ASSETS (A + B)		129,611	108,141

A) EQUITY		31,736	24,274

Equity attributable to equity holders of the parent		22,323	21,734
Non-controlling interests	8	9,413	2,540

B) NON-CURRENT LIABILITIES		62,378	56,931

Interest-bearing debt	9	51,292	47,607
Trade and other payables		1,817	1,249
Deferred tax liabilities		4,293	3,082
Provisions		4,976	4,993

C) CURRENT LIABILITIES		35,497	26,936

Interest-bearing debt	9	9,586	9,184
Trade and other payables		20,707	14,023
Current tax payables		3,870	2,766
Provisions		1,334	963

TOTAL EQUITY AND LIABILITIES (A+B+C)		129,611	108,141

Condensed notes 1 to 12 are an integral part of these consolidated statements of financial position.

INTERIM CONSOLIDATED INCOME STATEMENTS

		Nine months ended
		September 30
Unaudited (Millions of euros)	Note	2010	2009

Revenues	5	44,280	41,755
Other income	6	5,051	875
Supplies		(12,696)	(12,157)
Personnel expenses		(5,965)	(5,005)
Other expenses		(10,302)	(8,843)
Depreciation and amortization	5	(6,744)	(6,663)

OPERATING INCOME	5	13,624	9,962

Share of profit of associates		68	47

Finance income		500	568
Exchange gains		2,996	2,924
Finance costs		(2,435)	(2,455)
Exchange losses		(3,035)	(3,310)
Net financial expenses		(1,974)	(2,273)

PROFIT BEFORE TAXES FROM CONTINUING OPERATIONS		11,718	7,736

Corporate income tax		(2,730)	(2,289)

PROFIT FOR THE PERIOD		8,988	5,447

Non-controlling interests		(153)	(112)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		8,835	5,335

Basic and diluted earnings per share attributable to equity holders of the parent (euros)		1.95	1.17

Condensed notes 1 to 12 are an integral part of these interim consolidated income statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended
	September 30
Unaudited (Millions of euros)	2010	2009

Profit for the period	8,988	5,447

Other comprehensive income

Gain on measurement of available-for-sale investments	155	414
Income tax	(44)	(105)

	111	309

Loss on hedges	(490)	(824)
Income tax	141	248

	(349)	(576)

Translation differences	(406)	1,353

Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	(68)	(5)
Income tax	15	3

	(53)	(2)

Share of losses recognized directly in equity of associates	(88)	(35)
Income tax	24	2

	(64)	(33)

Total other comprehensive income	(761)	1,051

Total comprehensive income recognized in the period	8,227	6,498

Attributable to:
Equity holders of the parent	7,879	6,027
Non-controlling interests	348	471

	8,227	6,498

Condensed notes 1 to 12 are an integral part of these interim consolidated statements of comprehensive income.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
							Available-for-
	Capital	Share	Legal	Revaluation		Retained	sale		Equity of	Translation		Non-controlling
(Unaudited) Millions of euros	Stock	premium	reserve	reserve	Treasury shares	earnings	investments	Hedges	associates	differences	Total	interests	Total equity

Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

Profit for the period	—	—	—	—	—	8,835	—	—	—	—	8,835	153	8,988
Other comprehensive income (loss)	—	—	—	—	—	(53)	116	(349)	(64)	(606)	(956)	195	(761)

Total comprehensive income						8,782	116	(349)	(64)	(606)	7,879	348	8,227
Net movement in treasury shares	—	—	—	—	(775)	—	—	—	—	—	(775)	—	(775)
Dividends	—	—	—	—	—	(5,872)	—	—	—	—	(5,872)	(315)	(6,187)
Other movements	—	—	—	—	—	(643)	—	—	—	—	(643)	6,840	6,197

Financial position at September 30, 2010	4,564	460	984	157	(1,302)	18,952	77	455	(45)	(1.979)	22,323	9,413	31,736

Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562

Profit for the period	—	—	—	—	—	5,335	—	—	—	—	5,335	112	5,447
Other comprehensive income (loss)	—	—	—	—	—	(2)	309	(576)	(33)	994	692	359	1,051

Total comprehensive income						5,333	309	(576)	(33)	994	6,027	471	6,498
Hyperinflation restatement to 01/01/2009	—	—	—	—	—	—	—	—	—	613	613	—	613
Net movement in treasury shares	—	—	—	—	(939)	—	—	—	—	—	(939)	—	(939)
Dividends	—	—	—	—	—	(4,542)	—	—	—	—	(4,542)	(276)	(4,818)
Other movements	—	—	—	—	—	(164)	—	—	—	—	(164)	(34)	(198)

Financial position at September 30, 2009	4,705	460	984	172	(3,118)	16,696	(257)	837	(249)	(2,004)	18,226	2,492	20,718

Condensed notes 1 to 12 are an integral part of these interim consolidated statements of changes in equity.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine-month ended
	September 30
Unaudited (Millions of euros)	2010	2009

Cash received from customers	52,472	49,579
Cash paid to suppliers and employees	(37,498)	(34,162)
Dividends received	114	92
Net interest and other financial expenses paid	(1,794)	(1,814)
Taxes paid	(1,660)	(1,705)

Net cash from operating activities	11,634	11,990

Proceeds on disposals of property, plant and equipment and intangible assets	71	235
Payments on investments in property, plant and equipment and intangible assets	(7,117)	(5,781)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	543	34
Payments on investments in companies, net of cash and cash equivalents acquired	(4,514)	(19)
Proceeds on financial investments not included under cash equivalents	220	—
Payments made on financial investments not included under cash equivalents	(1,446)	(1,115)
Net flows on cash surpluses not included under cash equivalents	(264)	(783)
Government grants received	4	18

Net cash used in investing activities	(12,503)	(7,411)

Dividends paid	(3,005)	(2,333)
Transactions with equity holders	(803)	(724)
Proceeds on issue of debentures and bonds	5,455	5,872
Proceeds on loans, borrowings and promissory notes	6,347	1,198
Cancellation of debentures and bonds	(2,515)	(1,875)
Repayments of loans, borrowings and promissory notes	(8,758)	(2,924)

Net cash used in financing activities	(3,279)	(786)

Effect of foreign exchange rate changes on collections and payments	(613)	106

Effect of changes in consolidation methods and other non-monetary effects	7	—

Net (decrease) increase in cash and cash equivalents during the period	(4,754)	3,899

Cash and cash equivalents at January 1	9,113	4,277

CASH AND CASH EQUIVALENTS AT SEPTEMBER 30	4,359	8,176

Reconciliation of cash and cash equivalents with the consolidated statement of financial position

BALANCE AT JANUARY 1	9,113	4,277

Cash on hand and at banks	3,830	3,236
Other cash equivalents	5,283	1,041

BALANCE AT SEPTEMBER 30	4,359	8,176

Cash on hand and at banks	3,541	3,217
Other cash equivalents	818	4,959

Condensed notes 1 to 12 are an integral part of these interim consolidated statements of cash flows.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP
CONDENSED EXPLANATORY NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2010
(1) INTRODUCTION AND GENERAL INFORMATION
Telefónica Group organizational structure
Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group,” or “the Group”) operating primarily in the telecommunications, media and contact center industries.
The parent company of the Group is Telefónica, S.A. (“Telefónica” or “the Company”), a public limited company incorporated for an indefinite period on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).
Corporate structure of the Group
Telefónica’s basic corporate purpose, pursuant to Article 4 of its by-laws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.
The Telefónica Group follows a regional, integrated management model based on three business areas by geographical market and integrated wireline and wireless businesses:
-	Telefónica Spain

-	Telefónica Latin America

-	Telefónica Europe
The business activities carried out by most of the Telefónica Group companies are regulated by broad-ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.
(2) BASIS OF PRESENTATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
The condensed consolidated interim financial statements for the nine months ended September 30, 2010 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2009, appearing in the company’s annual report on Form 20-F for the year ended December 31, 2009 (the “2009 20-F”).
Unless indicated otherwise, the figures in these interim financial statements are expressed in millions of euros and rounded.
(3) COMPARATIVE INFORMATION
Comparative information in the accompanying interim financial statements refers to the nine-month periods ended September 30, 2010 and 2009, except for the consolidated statement of financial position, which compares information at September 30, 2010 and at December 31, 2009.
The main events affecting comparability of the consolidated information for the nine months ended September 30, 2010 are described below.
The principal changes in the consolidation perimeter that occurred in the first nine months of 2010 are described in Note 6.
With respect to seasonality, the historical performance of consolidated results does not indicate that the Group’s operations, taken as a whole, are subject to significant variations between the different quarters of the year.
Devaluation of the Venezuelan bolivar
Regarding the devaluation of the Venezuelan bolivar on January 8, 2010, the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements are:
•	The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in translation differences under equity of the Group, generated an effect of approximately 1,810 million euros at the date of devaluation.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.
Classification of Venezuela as a hyperinflationary economy in 2009
Once the Group concluded that Venezuela should be classified as a hyperinflationary economy, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the nine months ended September 30, 2009 were adjusted to include the impact of hyperinflation and therefore differ from the statements originally issued for that period. The most significant adjustments are increases in “Revenues” of 34 million euros, decreases in “Operating income” and “Profit for the period attributable to equity holders of the parent” of 62 million euros and 275 million euros, respectively, and an increase in “Equity” of 798 million euros.

Acquisition of Brasilcel
On September 27, 2010, the Group closed the acquisition of an additional stake of 50% of Brasilcel (See Note 6). Accordingly, the agreements signed in year 2002 between Telefónica and Portugal Telecom, in relation to their joint venture in Brazil (Subscription Agreement and Shareholders Agreement), have been terminated and Brasilcel’s consolidation method has been changed from the proportionate to the full consolidation method. As of September 30, 2010, Brasilcel has been included fully in the consolidated statement of financial position whereas only the 50% of Brasilcel previously owned by the Group was included for all other statements. Additionally, the transaction has been recorded in accordance with IFRS 3, resulting in the recognition of a capital gain related to the 50% previously owned.
(4) ACCOUNTING POLICIES
The accounting policies applied in the preparation of the interim financial statements for the nine-month period ended September 30, 2010 are consistent with those used in the preparation of the Group’s annual financial statements for the year ended December 31, 2009, appearing in the 2009 20-F, except for the adoption of new standards, amendments to standards and interpretations, published by the IASB (International Accounting Standards Board), as of January 1, 2010, noted below:
-	IFRS 3 (2008), Business Combinations

The revised version of IFRS 3 introduces significant changes in the accounting for business combinations. The main impacts have been:
▪	to allow a choice on a transaction-by-transaction basis for the measurement of non-controlling interests either at fair value or at the non-controlling interests’ share of the fair value of the identifiable net assets of the acquiree;

▪	to change the recognition and subsequent accounting requirements for contingent consideration. Under the revised standard, contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and they occur within the ‘measurement period’ (a maximum of 12 months from the acquisition date). All other subsequent adjustments are recognized in profit or loss;

▪	to require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being recognized as an expense in profit or loss as incurred, whereas previously they were accounted for as part of the cost of the acquisition;

▪	to require that in a business combination achieved in stages, the acquirer re-measures its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss; and

▪	to require that in business combinations in which the acquisition date is prior to January 1, 2010, the acquirer recognizes changes in acquired deferred tax benefits of the acquiree as an adjustment to profit or loss.

Its adoption has affected the accounting for business combination transactions that occurred in the current period (see Note 6).

-	Amendment to IAS 27, Consolidated and Separate Financial Statements

IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary without loss of control be accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will they give rise to a gain or loss. Furthermore, the amended standard changes the accounting for the loss of control of a subsidiary, meaning that any retained interest in the former subsidiary is remeasured at its fair value at the date control is lost, with any resulting gain or loss recognized in profit or loss.

The changes to IAS 27 (Amended) affect transactions with non-controlling interests and future transactions that result in the loss of control of subsidiaries on or after January 1, 2010.

-	Improvements to IFRS (April 2009)

This text introduces a number of improvements to IFRS in force, primarily to eliminate inconsistencies and clarify the wording of some of these standards. These improvements have not impacted the financial position or performance of the Telefónica Group.

-	Amendments to IFRS 2, Share-based Payment — Group Cash-settled Share-based Payment Transactions

The standard has been amended to clarify the accounting for group cash-settled share-based payment transactions. The amendment also supersedes IFRIC 8 and IFRIC 11. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

-	Amendment of IAS 39, Financial Instruments: Recognition and Measurement — Eligible hedge items

The amendment clarifies two issues relating to hedge accounting: designation of inflation as a hedged risk in a hedging relationship and designation of call options as hedging instruments to hedge financial or non-financial items. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

-	IFRIC 17, Distribution of non-cash assets to owners

This interpretation provides guidance on accounting for dividends in kind, by clarifying when to recognize the dividend payable, the measurement requirements for this kind of dividend and how to account for the differences between the carrying amount of the assets distributed and the carrying amount of the payment obligation that can arise when the dividend in kind is settled. The application of this interpretation has had no impact on the financial position or performance of the Group.

New standards, amendments and interpretations issued but not effective as at September 30, 2010
At the time of preparation of these interim financial statements, the following IFRSs, amendments to IFRSs and interpretations were issued but not effective as at September 30, 2010.

Effective for annual periods
Standards and amendments to standards		beginning on or after

IFRS 9	Financial Instruments	January 1, 2013
Revised IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IAS 32	Classification of Rights Issues	February 1, 2010
Improvements to IFRS (May 2010)		January 1, 2011 (*)
Amendments to IFRS 7	Disclosures—Transfers of Financial Assets	July 1, 2011
Amendments to IAS 12	Deferred tax: Recovery of Underlying Assets	January 1, 2012

(*)	Amendments to IFRS 3 (2008) relating to measurement of non-controlling interests and share-based payments and contingent payments that arose in business combinations that occurred before the effective date of the revised IFRS 3, together with amendments to IAS 27 (2008), are effective for annual periods beginning on or after July 1, 2010.

Effective for annual periods
Interpretations and amendments to interpretations		beginning on or after

IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010
Amendments to IFRIC 14	Prepayments of a Minimum Funding Requirement	January 1, 2011
The Group is currently assessing the impact of the application of these standards, amendments and interpretations.
Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial instruments and future transactions with financial instruments carried out on or after January 1, 2013.

(5) SEGMENT INFORMATION
The following table presents profit and capital expenditure information regarding the Group’s operating segments for the nine months ended September 30, 2010 and 2009:

Nine months ended September 30, 2010
		Telefónica
	Telefónica	Latin	Telefónica	Other and	Total
Millions of euros	Spain	America	Europe	eliminations	Group

External revenues	13,763	18,283	11,198	1,036	44,280
Inter-segment revenues	279	152	40	(471)	—
Other operating income and expenses	(7,372)	(7,608)	(8,309)	(623)	(23,912)
Depreciation and amortization	(1,478)	(2,880)	(2,277)	(109)	(6,744)

OPERATING INCOME(*)	5,192	7,947	652	(167)	13,624

CAPITAL EXPENDITURES	1,293	3,270	2,541	137	7,241

Nine months ended September 30, 2009
		Telefónica
	Telefónica	Latin	Telefónica	Other and	Total
Millions of euros	Spain	America	Europe	eliminations	Group

External revenues	14,385	16,512	10,007	851	41,755
Inter-segment revenues	270	137	48	(455)	—
Other operating income and expenses	(7,415)	(10,035)	(7,177)	(503)	(25,130)
Depreciation and amortization	(1,598)	(2,778)	(2,188)	(99)	(6,663)

OPERATING INCOME(*)	5,642	3,836	690	(206)	9,962

CAPITAL EXPENDITURES	1,127	1,958	1,191	90	4,366

(*)	For the presentation of segment reporting, revenues and expenses arising from intra-group billings for trademark use and management agreements have been eliminated from each segment’s operating results, while projects managed centrally are included at the regional level. These adjustments do not affect the Group’s consolidated results.

The following table compares segment assets, liabilities and investments in associates at September 30, 2010 and December 31, 2009:

At September 30, 2010
		Telefónica
	Telefónica	Latin	Telefónica	Other and	Total
Millions of euros	Spain	America	Europe	eliminations	Group

Investments in associates	1	67	—	4,569	4,637
Fixed assets	13,964	44,238	29,120	1,428	88,750

Total allocated assets	28,575	63,614	35,952	1,470	129,611

Total allocated liabilities	17,237	26,057	10,071	44,510	97,875

At December 31, 2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group

Investments in associates	3	2,453	—	2,480	4,936
Fixed assets	14,082	25,016	26,962	1,351	67,411

Total allocated assets	26,156	44,678	32,097	5,210	108,141

Total allocated liabilities	13,363	22,862	6,435	41,207	83,867

In June 2010, the Telefónica Group reduced its ownership interest in Portugal Telecom by 7.98% resulting in cash inflow of 631 million euros from the sale of the ownership interests. In addition, Telefónica has entered into three equity swap contracts for Portugal Telecom shares with a number of financial institutions, subject to net settlement, which grant Telefónica the total return on investment equivalent to ownership of the shares. The investment is no longer reflected in the consolidation perimeter through the equity method of accounting.
(6) BUSINESS COMBINATIONS
•	Acquisition of Brasilcel

On July 28, 2010, Telefónica and Portugal Telecom SG SGPS, S.A. (“Portugal Telecom”) signed an agreement for the acquisition by Telefónica (directly or through any of the companies within its Group) of 50% of the capital stock of Brasilcel, N.V. (company jointly owned by Telefónica and Portugal Telecom, which owns shares representing, approximately, 60% of the capital stock of the Brazilian company Vivo Participações, S.A.) owned by Portugal Telecom. The acquisition price for the aforementioned capital stock of Brasilcel, N.V. is 7,500 million euros, of which 4,500 million euros was paid at the closing of the transaction, 1,000 million euros on December 30, 2010, and 2,000 million euros on October 31, 2011 (although Portugal Telecom will be able to request for this last payment to be made on July 29, 2011, and therefore, in such a case, the price of the acquisition and the closing payment would be reduced by approximately 25 million euros).

Once the acquisition was consummated on September 27, 2010, Telefónica, in accordance with currently effective accounting standards regarding a business combination achieved in stages (IFRS 3 2008), at the date of obtaining full control of Vivo Participaçoes, S.A., has remeasured the previously held investment in Brasilcel, N.V. at its fair value at the date of acquisition and any difference between said fair value and the corresponding carrying value before remeasurement has been recorded as a profit in the financial statements of the Telefónica Group. As a result, for the nine months ended September 30, 2010, Telefónica has recognized a gain of 3,797 million euros as “Other income” in its interim consolidated income statement.

From the date of acquisition, Brasilcel has not contributed significantly to the profit for the period of the Group. If the combination had taken place at the beginning of the year, “revenues” would have been 46,663 million euros.

At the date of these interim financial statements, the Company is finalizing the process of purchase price allocation of Brasilcel and calculating the complete fair value of the assets and liabilities involved in this transaction.

•	Acquisition of HanseNet Telekommunikation Gmbh (HanseNet)

On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of the German company HanseNet Telekommunikation GmbH (“HanseNet”). The purchase and sale of the shares was subject to compliance with a series of conditions, including approval of the transaction by the pertinent competition authorities, which was obtained on January 29, 2010.

The transaction was completed on February 16, 2010, and having complied with the terms established in the agreement dated December 3, 2009 by the parties, the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The initial amount paid was approximately 913 million euros, which included 638 million euros of refinanced debt, and included a positive adjustment of 40 million euros.

Upon the acquisition of this shareholding, the purchase price was allocated to the assets acquired and the liabilities and contingent liabilities assumed using generally accepted valuation methods for each type of asset and/or liability based on the best available information.

The complete carrying amounts, fair values, goodwill and acquisition prices of the assets acquired and liabilities assumed in this transaction at the date control was obtained are as follows:

	HanseNet
	Carrying
Millions of euros	amount	Fair value

Intangible assets	277	309
Goodwill	461	N/A
Property, plant and equipment	514	531
Other assets	191	235
Financial liabilities	(657)	(665)
Deferred tax liabilities	—	(101)
Other liabilities and current liabilities	(303)	(356)

Value of net assets	483	(47)
Acquisition cost	—	235

Goodwill (Note 7)	—	282

In addition, the impact of this acquisition on cash and cash equivalents was as follows:

Millions of euros	HanseNet

Cash and cash equivalents of companies acquired	28
Cash paid in the acquisition	235

Total net cash outflow	207

•	Acquisition of JAJAH

In January 2010, the Telefónica Group, through its wholly owned subsidiary Telefónica Europe Plc, acquired 100% of the shares of Jajah, the leading communications innovator, for 145 million euros.
These additions of HanseNet and Jajah led to an increase in “Revenues” in the nine months ended September 30, 2010 of 582 million euros.
(7) INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL
The movements in “Intangible assets” and “Property, plant and equipment” in the first nine months of 2010 are as follows:

	Intangible	Property, plant
Millions of euros	assets	and equipment	Total

Opening balance at December 31, 2009	15,846	31,999	47,845

Additions	3,368	3,873	7,241
Depreciation and amortization	(2,237)	(4,507)	(6,744)
Retirements	(10)	(36)	(46)
Changes in consolidation perimeter	2,098	1,751	3,849
Translation differences, monetary adjustment and others	658	1,175	1,833

Ending balance at September 30, 2010	19,723	34,255	53,978

“Additions” of intangible assets mainly include the acquisition of spectrum in Germany, after Telefónica O2 Germany GmbH won the related tender, for 1,379 million euros (Telefónica O2 Germany was granted two blocks in the 800 MHz spectrum at the German frequency auction and also secured one block of 2.0 GHz and four blocks of 2.6 GHz) and the acquisition of spectrum for the 1850-1910/1930-1990 MHz and 1710-1770/2110-2170 MHz bandwidths held in Mexico. Telefónica México acquired eight additional blocks of radio-electric spectrum, equating to 140 MHz in the 1900 MHz auction and 60 MHz in the 1700 MHz auction. Telefónica México offered a total of 332 million US dollars between the two spectrums on auction. The estimated present value of the future rights to the 200 MHz of frequency won, to be paid over the next 20 years, is 1,010 million euros.
Changes in the consolidation perimeter are primarily related to the inclusion of HanseNet in the Telefónica Group in the first half of 2010 and the inclusion of the 50% of Brasilcel in September 2010. The movement in “Goodwill” in the nine months ended September 30, 2010 is as follows:

Millions of euros	Goodwill

Opening balance at December 31, 2009	19,566

Additions	15,287
Retirements	(37)
Translation differences and others	(44)

Ending balance at September 30, 2010	34,772

“Additions” in the period mainly relate to the acquisition of the additional stake in Brasilcel (according with IFRS 3) amounting to 14,824 million euros and the inclusion of HanseNet in the Telefónica Group (see Note 6). Similarly, “Retirements” includes the deconsolidation of Manx Telecom Ltd., which was sold in the first half of the year.
Also, noteworthy is the impact of translation differences on intangible assets, property, plant and equipment and goodwill caused by fluctuations in the currency exchange rates of the countries in which the Group operates.
(8) SHAREHOLDER REMUNERATION AND NON-CONTROLLING INTEREST
Dividends
The following dividends were distributed in the first nine months of 2010 and 2009:

	09/30/2010			09/30/2009
	%			%
	of nominal	Euros per	Amount	of nominal	Euros per	Amount
(Millions of euros)	amount	share	paid	amount	share	paid

Dividends charged to profit for the period	65%	0.65	2,938	50%	0.50	2,277
In addition, approval was given at the General Shareholders’ Meeting of June 2, 2010 to pay a gross 0.65 euros dividend per share outstanding, up to a maximum amount of 2,966 million euros, with a charge to unrestricted reserves. This dividend was paid on November 8, 2010. The then-outstanding amount as of September 30, 2010 is included in “Trade and other payables” under “Current liabilities” of the accompanying consolidated statement of financial position.

Treasury shares
The following transactions involving treasury shares were carried out in the nine months ended September 30, 2010 and 2009:

Number of
shares

Treasury shares at December 31, 2009	6,329,530

Acquisitions	47,450,000
Disposals	(3,163,793)

Treasury shares at September 30, 2010	50,615,737

Treasury shares at December 31, 2008	125,561,011

Acquisitions	54,116,260
Disposals	(3,308,783)

Treasury shares at September 30, 2009	176,368,488

The Group held 160 and 100 million options on its shares at September 30, 2010 and 2009, respectively.
The Company also has a derivative financial instrument on 25.64 million Telefónica shares, subject to net settlement.
On June 30, 2010, the second phase of the Telefónica, S.A. share option plan was completed, which required the delivery of 2,958,267 shares to Telefónica Group managers.
Non-controlling Interest
The acquisition of the 50% of Brasilcel and the remeasurement of the previous investment in Brasilcel (according with IFRS 3) increased the balance of “non-controlling interest” which would be finalized at the completion of the purchase price allocation process.
(9) FINANCIAL DEBTS
The main financing transactions, debt repayments or debt maturities in the first nine months of 2010 are as follows:
•	On January 25, 2010, Telefónica Emisiones, S.A.U. repaid at maturity the notes issued on July 25, 2006 under its notes issuance program (“EMTN”) approved by the Financial Services Authority (the “FSA”) in London for an aggregate amount of 1,250 million euros. These notes were guaranteed by Telefónica, S.A.

•	On March 24, 2010, Telefónica Emisiones, S.A.U. issued five-year notes in an aggregate principal amount of 1,400 million euros under the EMTN approved by the FSA in London on July 3, 2009. These notes are guaranteed by Telefónica, S.A.

•	On April 26, 2010, Telefónica Emisiones, S.A.U. issued notes in an aggregate principal amount of 3,500 million US dollars (approximately 2,564 million euros at September 30, 2010) under its issuance program registered with the United States Securities and Exchange Commission (the “SEC”) on May 8, 2009. These notes are guaranteed by Telefónica, S.A. This issue entails three tranches: three-year notes in an aggregate principal amount of 1,200 million US dollars; five-year notes in an aggregate principal amount of 900 million US dollars and ten-year notes in an aggregate principal amount of 1,400 million US dollars.

•	On June 7, 2010, Telecomunicaçoes de Sao Paulo, S.A. (Telesp) redeemed early 1,500 million Brazilian reais (approximately 679 million euros) of bonds issued on September 1, 2004. The original maturity was September 1, 2010.

•	On June 21, 2010, Telefónica Emisiones, S.A.U. repaid at maturity the notes issued on June 19, 2007 under its EMTN approved by the FSA in London for an aggregate amount of 2,400 million Czech crowns (equivalent to approximately 98 million euros). These notes were guaranteed by Telefónica, S.A.

•	On July 19, 2010, Telefónica Finanzas México, S.A. de C.V. issued bonds denominated in Mexican pesos in an aggregate principal amount of 6,000 million Mexican pesos (equivalent to approximately 349 million euros) under its bond issuance program, which was approved and registered on July 28, 2009 with the Mexican National Banking and Securities Commission. These bonds are guaranteed by Telefónica, S.A. This issue entails two tranches: ten-year bonds in an aggregate principal amount of 2,000 million Mexican pesos and four-year bonds in an aggregate principal amount of 4,000 million Mexican pesos.

•	On July 28, 2010, Telefónica, S.A. entered into a syndicated facility agreement (“Facility Agreement”) with several domestic and international financial entities in an aggregate amount of up to 8,000 million euros.

This Facility Agreement is divided into two tranches: the first, a three-year term loan facility, in an aggregate amount of up to 5,000 million euros and a second, a five-year revolving credit facility, in an aggregate amount of up to 3,000 million euros. The first tranche includes an option to extend the original maturity for an additional year, subject to the lenders’ consent. As of September 30, 2010, the amount drawn down was 5,000 million euros.

•	On September 15, 2010, Telefonica Europe, B.V. repaid at maturity the notes issued on September 21, 2000 under its issuance program registered with the SEC for an aggregate amount of 2,500 million US dollars (equivalent to approximately 1,831 million euros). These notes were guaranteed by Telefónica, S.A.

•	On September 16, 2010, Telefónica Emisiones, S.A.U. issued seven-year notes in an aggregate principal amount of 1,000 million euros under its EMTN approved by the FSA in London on June 23, 2010. These notes are guaranteed by Telefónica, S.A.

•	On September 24, 2010, Telefónica Finanzas México, S.A. de C.V. repaid at maturity the bonds issued on September 30, 2005 under its bond issuance program, which was approved and registered on December 30, 2004 with the Mexican

National Banking and Securities Commission for an aggregate amount of 8,000 million Mexican pesos (equivalent to approximately 465 million euros). These bonds were guaranteed by Telefónica, S.A.

•	In the first nine months of 2010, Telefónica, S.A. made several voluntary early repayments under its 6,000 million euros credit facility dated June 28, 2005 in an aggregate amount of 5,200 million euros and the amount of credit available under the facility was reduced to 1,150 million euros. On September 30, 2010, the outstanding principal amount was 800 million euros.
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V., both of which are wholly owned subsidiaries of Telefónica, S.A.
(10) INCOME TAX
There were no significant changes in the tax charges in the accompanying comparative income statements for the nine months ended September 30, 2010 and 2009. However, the deviation in both periods with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities.
Finally, the comparability of the tax burden between the periods is affected by the recognition of expenses and revenues related to capital gains and losses and provisions giving rise to temporary and permanent differences in the calculation of income tax expense.
(11) OTHER INFORMATION
Legal Proceedings
Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.
Based on the advice of our legal counsel, it is reasonable to assume that these legal proceedings will not materially affect our financial position or solvency, regardless of the outcome. We highlight the new significant legal proceedings, if any, and the main developments that have occurred as of the date of these interim financial statements with regard to the unresolved legal proceedings reported in the consolidated annual financial statements for the year ended December 31, 2009, included in the 2009 20-F filed with the SEC on March 26, 2010:

Contentious proceeding in connection with the merger between Terra Networks, S.A. and Telefónica, S.A.
On June 16, 2010 Telefónica was notified that former shareholders of Terra Networks, S.A. appealed a ruling rejecting a claim filed by them in connection with the merger between Terra Networks, S.A. and Telefónica, S.A., through which they were ordered to pay court costs. On January 5, 2011 Telefónica objected to the appeal.
Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004
On April 20, 2010, the Supreme Court issued a ruling upholding the decision of the National Appellate Court overturning the TDC ruling that levied a 57 million euros fine on Telefónica de España, S.A.U. for alleged unfair trade practices consisting of the abuse of a dominant market position, and nullifying the 57 million euros fine imposed on Telefónica de España, S.A.U.
Cancellation of the UMTS license granted to Quam GMBH in Germany
The appeal lodged by Quam GmbH against the Cologne Administrative Court’s decision rejecting its claim seeking the suspension of the revocation order and reimbursement for the total or partial payment of the original amount paid for the license was rejected by the Supreme Administrative Court of North Rhine-Westphalia. Quam GmbH filed a new claim in the third instance, which was admitted for processing, and currently awaiting a court decision.
Public civil procedure by the Sao Paulo government against Telesp requesting compensation for damages to the customers affected for alleged repeated malfunctioning in the services provided by Telesp.
In April 2010, a first instance ruling was issued against Telefónica’s interests regarding a claim filed by the Public Ministry of the State of Sao Paulo for alleged repeated malfunctions in the telecommunication services provided by Telesp that sought compensation for damages to the customers affected and suggested an indemnification of 1,000 million Brazilian reais. On May 5, 2010, Telesp appealed this ruling with the Court of Justice of Sao Paulo, therefore suspending the effects of the resolution.
The contingencies arising from the litigation and commitments described above were evaluated during the preparation of the interim financial statements for the nine months ended September 30, 2010 and the provisions recorded in respect of the commitments taken as a whole are not material.
Related Parties
During the first nine months of 2010, the main transactions between Telefónica Group companies and related parties were carried out at market prices and related to the normal development of their businesses.

(12) EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION
The following events regarding the Telefónica Group took place between October 1, 2010, the day after the date of the statement of financial position included in this report, and February 3, 2011:
•	On October 7, 2010, Telefónica, S.A. made voluntary early repayments under its 6,000 million euros credit facility dated June 28, 2005 in an aggregate amount of 500 million euros and the amount of credit available under the facility was reduced to 650 million euros.

•	On October 8, 2010, Telefónica Emisiones, S.A.U., issued nineteen-year notes guaranteed by Telefónica, S.A. in an aggregate principal amount of 400 million pounds (equivalent to approximately 465 million euros) under its EMTN approved by the FSA in London on June 23, 2010.

•	On October 26, 2010, following the completion of the acquisition of Portugal Telecom’s 50% stake in Brasilcel N.V., Telefónica filed with the Brazilian Securities and Exchange Commission a prospectus in relation to a tender offer over the voting shares of Vivo Participaçoes, S.A. that are not held by Brasilcel, N.V. and which represent approximately 3.8% of Vivo’s outstanding equity capital. The transaction is expected to be completed in February 2011.

•	On November 8, 2010, Telefónica, S.A. paid a gross dividend of 0.65 euros for each of its ordinary shares outstanding, amounting to approximately 2,934 million euros. This dividend was charged to unrestricted reserves.

•	On November 9, 2010, Telefónica Móviles Chile, S.A. issued five-year bonds in an aggregate principal amount of 300 million US dollars.

•	On December 27, 2010, the Board of Directors of Telesp and Vivo approved a proposal of corporate restructuring regarding the merger of shares of Vivo into Telesp, aiming to unify the shareholding positions of both companies. This corporate restructuring is estimated to be completed during the first half of 2011.

•	On December 28, 2010, Telefónica, S.A. through its subsidiary Telefónica de Contenidos, S.A.U., completed the acquisition of a 22% stake of DTS Distribuidora de Televisión Digital, S.A. (the company that provides the pay-TV service offered by the PRISA Group). Telefónica ´s total investment in this acquisition was approximately 488 million euros, of which 228 million euros were attributable to the cancellation of the outstanding amount of the subordinated loan existing between Telefónica de Contenidos, S.A.U. and Sogecable (actually known as Prisa Televisión, S.A.U.).

•	On December 30, 2010, Telefónica, S.A. drew down 1,000 million euros under the five-year revolving credit facility tranche of its 8,000 million euros syndicated facility dated July 28, 2010 (described in Note 9).

•	On January 23, 2011, Telefónica, S.A. and China Unicom, in furtherance of their existing strategic alliance, entered into the Enhanced Strategic Alliance Agreement under which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas and through which each party agreed to invest the equivalent of USD 500 million in the ordinary shares of the other party. Following completion of the transaction, Telefónica is expected to own approximately 9.7% of China Unicom’s voting share capital, depending on the prices of the shares at the time the transaction is completed, and China Unicom, subsequent to the January 27, 2011 acquisition, owns approximately 1.37% of Telefónica’s voting share capital. Furthermore, in view of China Unicom’s interest in Telefónica’s share capital, Telefónica undertook to propose at its next General Shareholders’ Meeting the appointment of a director nominated by China Unicom.

•	On January 24, 2011, Telefónica Emisiones, S.A.U. agreed to issue 6-year notes, guaranteed by Telefónica, S.A., in an aggregate principal amount of 1,200 million euros under our EMTN approved by the FSA on June 23, 2010, scheduled to be settled on February 7, 2011.
Trends
During the fourth quarter of 2010, the underlying trends of the Group’s consolidated and segment business and financial performance were generally in line with the trends recorded during the first nine months of 2010, particularly in terms of equity attributable to equity holders of the parent, interest-bearing debt, revenues, operating income and profit for the period attributable to equity holders of the parent, in each case excluding the impact of the revaluation of our pre-existing stake in Vivo, which had a significant non-recurring positive impact on our profit for the period attributable to equity holders of the parent in the third quarter of 2010, and the full consolidation of Vivo for the entire fourth quarter of 2010 and subsequent periods, while in the fourth quarter our operations in Spain were affected by challenging economic conditions, lower consumption and increased price competition, which negatively affected our performance.
We are currently finalizing our financial statement closing process for the last quarter of the year, and during this process year-end assessments of several areas, including fixed assets, financial investments, commitments, and obligations, among others, will be performed. Therefore, we are not able to provide any assurance that, upon completion of these assessments, the trends that will be recorded in the Group’s results for the fourth quarter of 2010 or for the full fiscal year 2010 will be consistent with the trends recorded in the Group’s results for the first nine months of 2010 or any other period.

INTERIM CONSOLIDATED MANAGEMENT REPORT

TELEFÓNICA GROUP
Consolidated Results

The Telefónica Group results are presented by business unit as follows: Telefónica Spain, Telefónica Latin America and Telefónica Europe, in line with the current integrated, regional management model. The legal structure of the companies is not relevant for the presentation of Group financial information. These results should be read together with our 2009 20-F.
The operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expense resulting from intra-group invoicing for usage of the brand and management contracts have been excluded from the operating results for each Group region. At the same time, the impacts derived from projects managed at a centralized level, such as our centralized telecommunications equipment purchasing scheme, are included at a regional level. In any case, these effects do not have an impact on consolidated results.
With regard to financial results, it is worth mentioning that during 2009 and the beginning of 2010, several factors have surfaced with respect to the Venezuelan economy that according to International Financial Reporting Standards (IFRS) led us to consider it as hyperinflationary from January 1, 2009. See Note 3.
The increase in revenues reflects increases in commercial activity registered by the Group’s operators across most markets, with the total number of accesses rising to 281.8 million at the end of September 2010, a 6.5% increase versus the end of December 2009 (264.6 million) in reported terms. By region, of particular note is the expansion of the customer base at Telefónica Latin America (+6.3%) and Telefónica Europe (+12.3%).
Customer loyalty programs and the commitment to improve quality have kept the churn rate stable period-on-period at 2.3% during the first nine months of the year. As a result, the Company registered net additions over the nine-month period through to September of 17.2 million accesses.
By access type:
•	Mobile accesses at the Telefónica Group stood at 214.9 million at the end of September 2010, a growth of 6.2% (202.3 million at the end of December 2009) in reported terms.

Once again, the focus on higher value customers has been reflected in a significant increase in net additions of contract customers, which accounted for 58% of all net additions during the first nine months of 2010 (compared to 42% in the January-September 2009 period). At September 30, 2010, the Group had a total of 66.8 million contract customers (+12.2% vs. December 2009), representing 31% of the Group’s total mobile accesses (+2 percentage points from December 2009).

Meanwhile, the strong take-up of smartphones and dongles together with the launching of new and more segmented price schemes enabled the Group to increase its number of mobile broadband accesses to more than 19 million by the end of September 2010 (+43.0% vs. December 2009), a figure that represents a penetration over the total mobile access base of 9% versus 7% at the end of December 2009.

•	Retail fixed broadband accesses reached a total of 16.7 million at the end of September 2010, with net additions of 3.2 million accesses in the first nine months of 2010. This represents an increase of 23.8% (13.5 million at the end of December 2009).

Bundles of voice, broadband and television services remain key to Group strategy and churn control. In Spain, 90% of retail fixed broadband accesses are bundled as part of either a dual or triple service package, while in Latin America the figure is 57%. Service “bundles” are not tracked in the Group’s European operations outside of Spain.

•	The number of pay-TV accesses stood at 2.7 million at the end of September 2010, a 9.5% increase on the end of December 2009 (2.5 million at the end of December 2009).

•	Fixed telephony accesses totaled 41.5 million at the end of September 2010, remaining relatively stable (+2.1%; 40.6 million at the end of December 2009).
On the back of the increased commercial activity, revenues rose to 44,280 million euros in the first nine months of 2010 (41,755 million euros for the nine months ended September 2009). As a result, revenues growth stood at 6.0% period-on-period in the first nine months of the year. Foreign exchange rates added 2.3 percentage points despite the sharp devaluation in the Venezuelan Bolivar, while the acquisitions of HanseNet and Jajah added 1.2 percentage points. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, revenues would have increased 3.8% period-on-period.
The Company continues to further increase revenues diversification, and Telefónica Spain accounted for 32% of Group revenues in the first nine months of 2010 (35% in the nine months through September 2009), with 67% coming from Telefónica Latin America and Telefónica Europe (64% in the nine months through September 2009).
Other income increased to 5,051 million euros in the nine months through September 2010 from 875 million euros in the nine months through September 2009. Gains on sales of fixed assets in the first nine months of 2010 totaled 3,944 million euros, and were mainly the result of the positive impact of the revaluation of our previously held stake in Vivo at its fair value at the date of the acquisition of the 50% stake in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter) on the one hand, and of the disposal of Manx Telecom at the end of June on the other (the latter led to a capital gain of 61 million euros). See Note 6.
Consolidated total expenses (excluding depreciation and amortization) amounted to 28,963 million euros in the first nine months of the year, 11.4% more than in the same period of 2009 in reported terms (26,005 million euros in the nine months through September 2009). Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, total expenses would have increased 8.2% period-on-period. The breakdown by main components is as follows:
•	Supplies expenses rose 4.4% period-on-period in the first nine months of 2010, reaching 12,696 million euros (12,157 million in the nine months through September 2009). Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, supplies expenses would have increased 2.1% period-on-period. This increase was mainly due to higher handset costs at Telefónica Latin America, and partially offset by lower mobile interconnection costs at Telefónica Spain and Telefónica Europe.

•	Personnel expenses amounted to 5,965 million euros in the first nine months of 2010 (5,005 million euros through September 2009), which represented reported growth of 19.2% period-on-period. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, personnel expenses would have increased 15.7% period-on-period. Personnel expenses in the 2010 period include certain restructuring costs, mainly relating to Telefónica Europe (202 million euros in Germany in the third quarter), while the 2009 figure was lower in part due to the Company’s revision of estimates made in previous years relating to workforce commitments (mainly at Telefónica Spain).

The average number of employees over the first nine months of 2010 was 264,668 (+10 thousand versus the first nine months of 2009), mainly due to the larger workforce at the Atento Group. Excluding Atento, the Telefónica Group’s average workforce rose 1% period-on-period to 126,591.

•	Other expenses amounted to 10,302 million euros in the first nine months of 2010 (8,843 million euros for the first nine months of 2009), mainly due to the variation in external service expenses, which amounted to 8,457 million euros in the first nine months of 2010 (7,187 million euros for the first nine months of 2009), a 17.7% increase from the same period last year. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, external service expenses would have increased 12.9% period-on-period, due mainly to the higher commercial efforts in the three regions and increased network and systems management expenses at Telefónica Latin America.
At the same time, as part of the Telefónica Group’s strategy to launch global projects, the positive impact of projects managed at a centralized level contributed 161 million euros to revenues and 153 million euros to OIBDA over the first nine months of 2010.
As a result, operating income before depreciation and amortization (OIBDA) in the first nine months of 2010 totaled 20,368 million euros, up 22.5% period-on-period (16,625 million euros for the nine months through September 2009), primarily due to the revaluation of our previously held stake in Vivo mentioned above. In addition, foreign exchange rates explained 1.1 percentage points of this change. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, OIBDA would have increased 21.4% period-on-period. Reported OIBDA margin (revenues divided by OIBDA) reached 46.0% for the January-September 2010 period (+6.2 percentage points period-on-period).
Depreciation and amortization in the first nine months of 2010 reached 6,744 million euros, up 1.2% period-on-period (6,663 million euros for the nine months through September 2009).
As a result, operating income (OI) for the January-September 2010 period totaled 13,624 million euros, 36.8% higher than the same period of 2009 in reported terms (9,962 million euros for the nine months through September 2009). Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, OI would have increased 38.3% period-on-period.
Nine-month share of profit of associates reached 68 million euros, for a period-on-period growth rate of 43.6%, which was due mainly to the improved results from the Company’s stake in Telco S.p.A, and was offset in part by the removal of Portugal Telecom from the Group’s consolidation perimeter as of June 2010 and the impact of the depreciation of the Price Purchase Allocation resulting from the acquisition of Telefónica’s stake in China Unicom.

Net financial expenses in the first nine months of 2010 amounted to 1,974 million euros (-13.2% period-on-period), explained mainly by:
•	Net foreign exchange gains in the first nine months of 2010 resulted in a decrease of 103 million euros with respect to the same period in 2009.

•	Interest rate drops during the first nine months of 2010, changes in the actual value of commitments derived mainly from the pre-retirement plans, other financial operations and the change in the Group’s debt volume, which yielded a lower expense of 142 million euros.

•	Changes in Venezuela’s hyperinflation effect, which yielded a lower expense of 245 million euros.

•	The above were partially offset by a 191 million euro addition to finance costs due to the transfer of the difference in market value of our stake in Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) from equity to financial results. This stake continues to be registered as a financial investment available for sale.
Excluding the impact of 191 million euros resulting from the above-mentioned change in market value of our stake in BBVA, net financial expenses through September 2010 amounted to 1,783 million euros. The average cost of net debt, which we measure as net financial expense divided by our average net debt, was 5%.
Corporate income tax for the first nine months of 2010 stood at 2,730 million euros (2,289 million euros at September 2009), and included 321 million euros in tax effects relating to the positive impact from the revaluation of our previously held stake in Vivo at its fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom.
Profit attributable to non-controlling interests reduced the net income figure by 153 million euros during the nine-month period through September 2010 (-112 million euros over the same period in 2009), and related mainly to minority interests in the profits of Vivo, Telesp, Telefónica O2 Czech Republic, and to the losses at Telefónica Telecom.
The result of all the above was a consolidated profit attributable to equity holders of the parent for January-September 2010 of 8,835 million euros, 65.6% higher period-on-period. The main drivers behind this performance were: (i) the positive net impact from the revaluation of our previously held stake in Vivo at its fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,476 million euros, net of tax effects); (ii) the negative effects of the restructuring costs in Germany during the third quarter (202 million euros); and (iii) the transfer of the difference in market value of our stake in BBVA from equity to financial results (191 million euros). Basic earnings per share stood at 1.95 euros (+66.6% period-on-period).

Liquidity and Capital Resources
In the first nine months of 2010, Telefónica’s 12,503 million euros in net cash used in investing activities represented an increase of 5,092 million euros from the same period of 2009 and was attributable principally to the acquisition of the 50% stake in Brasilcel owned by Portugal Telecom.
In the first nine months of 2010, Telefónica’s 3,279 million euros in net cash used in financing activities represented an increase of 2,493 million euros from the same period of 2009 and was attributable principally to: 2,938 million euros paid in dividend payments, 802 million euros for the acquisition of Telefónica treasury shares and 612 million euros in respect of commitment cancellations derived mainly from the pre-retirements plans.
Net financial debt stood at 54,504 million euros at the end of September 2010 compared to the net financial debt at the end of December 2009 of 43,551 million euros. There was a net payment of 5,170 million euros on financial investments and divestments in the January-September 2010 period, mainly related to the acquisition of the 50% stake in Brasilcel owned by Portugal Telecom and the acquisition of HanseNet, which directly contributed 4,413 million euros to our total increase of 10,953 million euros in net financial debt. In addition, of the total increase in net financial debt, 2,411 million euros were due to foreign exchange impact and 4,129 million euros were due to changes in the consolidation perimeter (attributable mainly to the above-mentioned Brasilcel acquisition) and other effects on financial accounts.
The average time-to-maturity of our debt was approximately 6.0 years at the end of September 2010 (approximately 6.6 years at the end of December 2009).
During the first nine months of 2010, the borrowings and issuance activity of the Telefónica Group, excluding short term Commercial Paper Programs activity, rose to 14,625 million equivalent euros, considering foreign exchange rates at the end of September, with the main objective of financing in advance the repayment of debt due in 2011 and financing the acquisition of 50% of Brasilcel. A syndicate facility for a value of 8,000 million euros was signed in July 2010, of which 5,000 million euros scheduled to mature in 2013 were drawn to finance the Brasilcel deal, and 3,000 million euros maturing in 2015 were drawn to pay back bank debt maturing in 2011. As of September 30, 2010, the amount drawn down was 5,000 million euros. Telefónica has also been active in the bond markets: two bond issuances in the euro market, a 5 year bond issue for an amount of 1,400 million euros raised in March and a 7 year bond issue for 1,000 million euros raised in September, and the US dollar-denominated bond issue for an amount of 3,500 million dollars raised in April, distributed in three tranches: 3 year $1,200 million, 5 year $900 million and a 10 year tranche of $1,400 million. We also entered into a loan facility for telecom equipment purchases for an amount of $472 million with the guaranty of the Swedish Export Credit Agency (EKN) in February.
During the first nine months of the year, we paid back total bank debt (under a syndicate facility maturing in 2011) in an amount of 5,200 million euros.
Telefónica, S.A. and its holding companies have continued to be active during the first nine months of the year under their various Commercial Paper Programs (domestic and European), for an outstanding balance of approximately 1,260 million euros at the end of September 2010.

In Latin America, Telefónica’s subsidiaries have obtained financing in the capital markets in the nine months through September 2010 for an amount equivalent to approximately 1,300 million euros, mainly for refinancing 2010 maturities, including a Mexican peso bond issuance launched in July in two tranches, a 10 year 2,000 million peso and a 4 year 4,000 million peso bond issue.
At the end of September 2010, bonds and debentures represented 61% of the consolidated financial debt, while debt with financial institutions represented 39%.
Capital Expenditure (CapEx), excluding spectrum acquisitions, stood at 4,851 million euros for the first nine months of 2010, rising 11.1% on the same period of 2009 in reported terms (4,366 million euros for the first nine months of 2009). The Company continues to focus its investments on growth and transformation projects, including the incorporation of new technologies, such as cloud computing, and new businesses, such as financial services and e-health (76% of total investments, excluding spectrum acquisitions) and fostering the development of broadband services (both fixed and wireless).
In May 2010, Telefónica O2 Germany invested 1,379 million euros in additional spectrum. Similarly, and more recently, Telefónica Móviles Mexico has also acquired more spectrum and renewed licenses, recording spectrum investments of 1,010 million euros in the first nine months of the year. As a result, CapEx through to September 2010, including investment in spectrum, reached 7,241 million euros.
Operating cash flow (OIBDA—CapEx) for January-September 2010 reached 13,127 million euros (12,259 million euros in the first nine months of 2009; +7.1% period-on-period).
See Note 12 for a discussion of events impacting our liquidity and capital resources after September 30, 2010.

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (Thousands)

	2009		2010
	September 30	December 31	September 30

Final Clients Accesses	264,754.0	260,510.2	277,414.0
Fixed telephony accesses (1)	41,446.9	40,606.0	41,475.0
Internet and data accesses	14,941.0	15,082.5	18,361.6
Narrowband	1,566.5	1,427.5	1,491.7
Broadband (2)	13,211.3	13,492.6	16,707.9
Other (3)	163.2	162.4	161.9
Mobile accesses	205,883.1	202,332.5	214,852.2
Prepay	148,041.1	142,806.6	148,077.7
Contract	57,841.9	59,525.9	66,774.5
Pay TV	2,483.0	2,489.2	2,725.3

Wholesale Accesses	3,878.4	4,095.3	4,404.8
Unbundled loops	2,074.1	2,206.0	2,422.7
Shared ULL	500.0	447.7	296.7
Full ULL	1,574.1	1,758.3	2,126.0
Wholesale ADSL (4)	441.5	463.4	621.4
Other (5)	1,362.8	1,426.0	1,360.7

Total Accesses	268,632.4	264,605.5	281,818.8

Notes:

—	Year-on year changes are affected by the disconnection of inactive customers in December 2009 and in the second quarter of 2010, as well as the inclusion of the customers of HanseNet since March 2010 and the exclusion of the customers of Manx since July.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes ULL rented by T. O2 Germany.

(5)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.

Telefónica Spain
Telefónica Spain recorded a high level of commercial activity in the first nine months of 2010 compared to the same period of 2009, in a highly competitive market.
During the third quarter of 2010, Telefónica acquired the control of Tuenti, the Spanish operator of a social network in Spain. Telefónica Spain’s financial results recovered slowly but gradually in the first nine months of 2010.
In the first nine months of 2010, Telefónica Spain recorded 586 thousand net additions driven by higher gross additions and continued churn management, with improvements in most businesses. Telefónica Spain reached a total of 47.3 million accesses at the end of September 2010 (46.8 million accesses at the end of December 2009).
In the wireline business, retail fixed broadband Internet customers rose 3.6% at the end of September 2010 to nearly 5.7 million (5.5 million at the end of December 2009); and the number of Pay TV customers also increased, up 10.0% from the end of December 2009, exceeding 773 thousand accesses. Retail fixed telephony accesses were down 5.0% to 13.5 million at the end of September 2010 from 14.2 million at the end of December 2009.
In the mobile business, the contract customers increased by 5.0%, pushing the total number of mobile customers to 24.1 million (from 23.5 million at the end of December 2009), with mobile broadband customers exceeding 4.3 million.
As a result of the above, revenues (including inter-segment revenues eliminated in consolidation) in the first nine months of 2010 amounted to 14,042 million euros, down 4.2% period-on-period (14,655 million euros for the same period of 2009), mainly due to a decrease in the utilization of our services attributable to the trading environment in Spain, and, to a lesser extent, due to the exit of Telyco Marruecos from the consolidation perimeter (revenue contribution of 48 million euros in the first nine months of 2009) and the lower revenue booked related to Universal Service (56 million euros in the nine month period ended September 2010 versus 75 million euros in the same period of 2009). In the wire line business, the period-on-period growth posted by IT services revenue amounted to 417 million euros in the first nine months of 2010 (351 million euros in the same period of 2009). Mobile connectivity revenue also evolved positively.
Total expenses (excluding depreciation and amortization) amounted to 7,590 million euros in the first nine months of 2010, remaining stable compared with the same period of 2009 (7,595 million euros). A breakdown by main components is as follows:
•	Supplies expenses in the first nine months of 2010 were down 2.8% period-on-period, as higher expenses in mobile equipment were offset by lower interconnection costs, impacted by the reduction in mobile termination rates.

•	Personnel expenses in the first nine months of 2010 rose 8.3% period-on-period, negatively impacted by the revision of estimates made prior to 2009 related to personnel commitments resulting in lower recognized expenses in the first nine months of 2009 (90 million euros). Telefónica Spain’s final headcount at the end of September 2010 was 35,357.

•	Other expenses include mainly:

•	External services expenses, which in the first nine months of 2010 dropped 2.4% period-on-period, mainly due to the reduction in network, public telephony and IT expenses.

•	Taxes, which in the first nine months of 2010 rose 20.0% period-on-period, due to the booking of the TV tax for 83 million euros during the nine month period ended September 2010 and the negative impact of the recognition of the Universal Service (39 million euros in the first nine months of 2010 and 54 million euros in the first nine months of 2009).

•	Bad debt provisions, which in the first nine months of 2010 were down 35.0% period-on-period to 108 million euros in the first nine months of 2010 from 166 million euros in the first nine months of 2009, reflecting the different initiatives undertaken by the company in order to improve bad debt recoveries.
Operating income before depreciation and amortization (OIBDA) during the first nine months of 2010 was 6,670 million euros, with a period-on-period decrease of 7.9% (7,240 million euros for the first nine months of 2009), resulting in an OIBDA margin of 47.5% (49.4% at September 2009; -1.9 percentage points period-on-period). This performance reflects mainly the loss of higher-margin revenues associated with voice traffic and traditional access, as well as the cost impact of the higher level of commercial activity during the period.
CapEx totaled 1,293 million euros in the first nine months of 2010, up 14.7% period-on-period (1,127 million euros for the first nine months of 2009), mainly as a result of larger investments made by the company in the development of mobile broadband services.
Operating cash flow (OIBDA-CapEx) was 5,377 million euros in the nine month period ended September 2010, posting a period-on-period decline of 12.0% (6,113 million euros for the first nine months of 2009).
See Note 12 for a discussion of trends in the Group’s business and financial performance after September 30, 2010.

TELEFÓNICA SPAIN
ACCESSES
Unaudited figures (Thousands)

	2009		2010
	September 30	December 31	September 30

Final Clients Accesses	44,858.6	44,164.2	44,231.5
Fixed telephony accesses (1)	14,482.5	14,200.1	13,485.0
Naked ADSL	0.0	14.7	39.1
Internet and data accesses	5,728.7	5,722.5	5,849.5
Narrowband	276.5	219.5	155.2
Broadband (2)	5,423.5	5,476.8	5,672.1
Other (3)	28.7	26.2	22.2
Mobile accesses	23,993.2	23,538.6	24,123.6
Prepay (4)	8,984.0	8,204.5	8,022.3
Contract	15,009.1	15,334.1	16,101.3
Pay TV	654.3	703.0	773.4

Wholesale Accesses	2,418.1	2,614.0	3,132.5
WLR (5)	55.6	97.4	250.5
Unbundled loops	2,021.3	2,153.8	2,371.5
Shared ULL	500.0	447.7	296.7
Full ULL (6)	1,521.3	1,706.1	2,074.8
Wholesale ADSL	337.2	359.0	508.0
Other (7)	3.9	3.7	2.5

Total Accesses	47,276.6	46,778.2	47,364.0

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fiber and broadband circuits.

(3)	Leased lines.

(4)	715 thousand inactive prepay accesses were disconnected in December 2009 and 113 thousand in May 2010.

(5)	Wholesale Line Rental.

(6)	Includes naked shared loops.

(7)	Wholesale circuits.

TELEFÓNICA SPAIN: WIRELESS BUSINESS
CUMULATIVE SELECTED OPERATING DATA
Unaudited figures

	2009	2010
	Jan-Sept	Jan-Sept

Traffic (Million minutes)	31,544	31,288

ARPU (EUR) (1)	27.7	25.8
Prepay (1)	12.8	11.7
Contract	36.9	33.1

Data ARPU (1)	5.3	5.4
% non-P2P SMS over data revenues	60.6%	66.2%

Notes:

-	ARPU calculated as monthly quarterly average of each period.

-	Traffic is defined as minutes used by the Company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume not rounded.

(1)	Change in ARPU affected by 715 thousand disconnections of inactive customers in December 2009 and 113 thousand in May 2010.

Telefónica Latin America
In the first nine months of 2010, Latin America was one of the better performing regions in the post-financial crisis environment. This has been accompanied by relative stability in the region, Against this backdrop, the telecommunications industry generally consolidated its recovery in 2010.
Telefónica Latin America has improved its position in the markets where it operates, achieving net additions of nearly 10.6 million accesses in the first nine months of the year. At the end of September 2010, Telefónica managed 179.2 million accesses in Latin America, up 6.3% in the first nine months of 2010 (168.6 million at the end of December 2009), extending the trends seen in previous quarters thanks mainly to the performance of the mobile business, the positive trends in broadband and the relative stability of traditional wireline accesses.
Key trend highlights in the mobile business in the first nine months of 2010 include:
•	The estimated penetration rate in Latin America stood at 95% at the end of September 2010, an increase of 5 percentage points compared to the end of December 2009 (90% at the end of December 2009).

•	Telefónica managed 144.8 million mobile accesses in the region at the end of September 2010, an increase of 7.5% (134.7 million at the end of December 2009), driven mainly by increases in Brazil (Vivo and Telesp), as well as Mexico, Chile, Colombia, Peru and Argentina, offsetting a decrease in accesses in Venezuela.

•	Net additions continued favorably, totaling 10.1 million accesses in the first nine months of 2010, compared to 5.9 million in the same period of 2009. Approximately 6.3 million of the net additions in the first nine months of 2010 were attributable to Brazil (Vivo and Telesp).

•	As in previous quarters, customer quality improved, as 53% of net additions in the first nine months of the year were on the contract segment, which represents 4.3 times more contract net additions than in the same period of 2009. Thus, contract customer base was up by 23% at the end of September 2010 from the end of December 2009. The increase in the weight of the contract segment reflects both growth in gross additions and increased migrations, underscoring Telefónica Latin America’s strategy of boosting quality and customer value.

•	The commitment to quality of the customer base, combined with the success of customer retention policies are reflected in a stable churn, despite the higher growth in accesses. Churn for the first nine months of 2010 stood at 2.5%, unchanged from the same period last year.

•	Traffic is still one of the main growth drivers, rising 27.8% period-on-period in the first nine months of 2010 to 139,617 million minutes. Outgoing traffic is still driving traffic growth, rising 34.9% period-on-period in the first nine months of 2010 on the back of initiatives aimed at encouraging usage and boosting the community effect.

•	The data business remains as another key growth lever. Data revenues increased by 39.1% period-on-period in reported terms in the first nine months of 2010, accounting for 21% of mobile service revenues in the period.

•	ARPU remains virtually stable (-0.4% period-on-period in constant euros in the first nine months of 2010) despite the growth in the customer base. This reflects the good performance of outgoing ARPU, which rose 2.8% period-on-period in constant currency in the first nine months of 2010, although it was not sufficient to fully offset the decline in incoming ARPU.
In the wireline business, Telefónica Latin America continues to firm up its strategy focused on improving quality indicators and customer satisfaction levels, which are key levers along with the focus on bundles:
•	Telefónica’s wireline accesses in Latin America increased to 34.4 million at the end of September from 33.8 million at the end of December 2009 (+1.4%).

•	The focus on bundling and broadband is reflected in the fact that 66% of wireline accesses had signed up for some form of bundled offer as of the end of September 2010 (62% at the end of December 2009). Furthermore, 57% of broadband accesses are also under a 2P/3P offer (56% at the end of December 2009).

•	Broadband accesses rose 11.8% in the first nine months of 2010 to 7.2 million (6.4 million at the end of December 2009). Cumulative net additions through September 2010 reached 756 thousand accesses (237 thousand for the nine months through September 2009), 3.2 times more than in the same period last year, due to further improvement in Brazil and Colombia and higher growth in net additions in Chile and Argentina.

•	In pay TV, the customer base stood at 1.7 million at the end of September 2010 (+6.3%; 1.6 million at the end of December 2009) with net additions of 105 thousand accesses in the first nine months of the year (152 thousand for the nine months through September 2009).

•	In the traditional business, Telefónica Latin America continued to gear efforts towards maintaining a stable customer base. Thus, fixed accesses stood at 24.5 million at the end of September 2010 (-0.5%; 24.6 million at the end of December 2009), marking an improvement in the rate of decline from previous recent periods.
As for Telefónica Latin America’s financial results, it is important to note that the period-on-period comparison in euros with 2009 is sharply distorted by the devaluation of the Venezuelan bolivar at the beginning of 2010.
As a result of the above, revenues (including inter-segment revenues eliminated in consolidation) in the first nine months of the year grew to 18,435 million euros despite the adverse impact of the devaluation in Venezuela. In reported terms, revenue in the nine months through September 2010 was up 10.7% (16,649 million euros for the first nine months of 2009). Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, revenues would have increased 6.8% period-on-period.
Total expenses were 11,921 million euros in the first nine months of 2010, up 14.6% period-on-period in reported terms (10,407 million euros for the first nine months of 2009). Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, total expenses would have increased 8.6% period-on-period. A breakdown by main components is as follows:

•	Supplies expenses reached 4,850 million euros in the first nine months of 2010, up 10.0% in reported terms (4,411 million euros in the first nine months of 2009). Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, supplies expenses would have increased 5.9% period-on-period. These costs are still affected by higher interconnection costs and handset sales due to the increase in traffic and commercial activity.

•	Personnel expenses in the nine months through September 2010 stood at 1,600 million euros, up 23.8% period-on-period in reported terms, still affected by higher inflation in some countries and by the one-off impacts of personnel restructuring in both 2009 and 2010. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, personnel expenses would have increased 18.7% period-on-period.

•	Other expenses increased due mainly to external service expenses, which amounted to 4,505 million euros in the first nine months of 2010, a 23.0% period-on-period increase (3,663 million euros in the same period of 2009). Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, external services would have increased 13.3% period-on-period. This growth was mainly due to the higher commercial activity and the increased focus on contract customers, which led to higher subsidies and commissions, and by the higher network and systems costs.
Operating income before depreciation and amortization (OIBDA) in the first nine moths of 2010 reached 10,827 million euros, a 63.7% period-on-period increase (6,614 million euros in the nine months through September 2009), primarily due to the positive impact of the revaluation of the pre-existing stake in Vivo at its fair value at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter). Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, OIBDA would have increased 61.9% period-on-period. Telefónica Latin America maintained a high level of operating efficiency, with an OIBDA margin of 58.7% in reported terms in the first nine months of 2010 (39.7% in the first nine months of 2009).
CapEx in the first nine months of 2010 totaled 3,270 million euros, up 67.0% period-on-period in reported terms (1,958 million euros in the nine months through September 2009), mainly due to the spectrum investment made in Mexico (1,010 million euros).
Operating cash flow (OIBDA-CapEx) amounted to 7,557 million euros in the first nine months of 2010, an increase of 62.3% period-on-period in reported terms (4,656 million euros in the nine months through September 2009), buoyed by the positive contribution from the revaluation of our previously held stake in Vivo at its fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter).
Telefónica Latin America’s regional strategy continues to focus on meeting customer needs as a key growth lever, while Telefónica Latin America’s ability to deliver relatively stronger financial performance reflects its capacity to capture the full value of its assets taking a coordinated, regional approach to all its operations.

It is worth highlighting that the initiative “Open Telefónica”, focused on finding new opportunities, continues to improve results derived from third party access to Telefónica Latin America’s services platform and know-how and from assignments of rights of use (93 million euro contribution to revenues).
At the same time, Telefónica Latin America is constantly exploring new types of supplier relationships and innovative improvements to critical processes, taking a medium- to long-term approach. These take the form of specific initiatives that have a positive impact on synergy generation, and by extension, on the results of Telefónica Latin America (60 million euro contribution to revenues in January-September 2010).
Finally, the degree of geographic diversification of Telefónica Latin America’s financial performance, both in terms of revenue composition and possible sources of growth, remains notable. Brazil remained the biggest contributor in the region in the first nine months of 2010, accounting for 40.9% of revenues, which is likely to increase from the fourth quarter of 2010 onwards following the full consolidation of Vivo in September 2010. The next largest contributors in terms of revenue were Argentina (12.2%), Venezuela (8.7%), Chile (8.6%), Peru (8.0%) and Mexico (7.5%).
See Note 12 for a discussion of trends in the Group’s business and financial performance after September 30, 2010.
TELEFÓNICA LATIN AMERICA
ACCESSES
Unaudited figures (thousands)

	2009		2010
	September 30	December 31	September 30

Final Clients Accesses	163,656.9	168,531.1	179,102.5
Fixed telephony accesses (1)	25,108.4	24,578.3	24,456.5
Internet and data accesses	7,555.5	7,605.2	8,102.7
Narrowband (2)	1,147.4	1,070.6	808.0
Broadband (3) (4)	6,304.1	6,426.8	7,183.0
Other (5)	104.0	107.8	111.7
Mobile accesses	129,300.0	134,698.9	144,790.1
Pre-Pay	107,017.2	111,503.6	116,267.5
Contract	22,282.9	23,195.4	28,522.6
Pay TV	1,692.9	1,648.6	1,753.2

Wholesale Accesses	57.1	56.1	56.1

Total Accesses	163,714.0	168,587.2	179,158.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included and total fixed wireless included.

(2)	Includes narrowband ISP of Terra Brazil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brazil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.

Note: December 2009 includes the disconnection of inactive customers in Colombia, Peru and Guatemala.

TELEFÓNICA LATIN AMERICA ACCESSES BY COUNTRY (I)
Unaudited figures (Thousands)

	2009		2010
	September 30	December 31	September 30

BRAZIL
Final Clients Accesses	64,119.3	66,925.7	73,243.2
Fixed telephony accesses (1)	11,322.8	11,253.8	11,299.3
Internet and data accesses	3,440.5	3,440.2	3,764.0
Narrowband	785.2	723.1	547.0
Broadband (2)	2,579.8	2,638.4	3,138.9
Other (3)	75.5	78.7	78.1
Mobile accesses	48,847.2	51,744.4	57,714.4
Pre-Pay	39,580.5	41,960.7	45,641.8
Contract	9,266.7	9,783.7	12,072.6
Pay TV	508.8	487.2	465.5

Wholesale Accesses	34.6	34.2	33.8

Total Accesses	64,153.9	66,959.8	73,277.0

ARGENTINA
Final Clients Accesses	21,360.8	21,890.7	22,501.9
Fixed telephony accesses (1)	4,596.8	4,607.7	4,620.9
Fixed wireless	33.4	36.2	38.8
Internet and data accesses	1,310.6	1,351.0	1,468.4
Narrowband	124.1	112.7	76.5
Broadband (2)	1,186.5	1,238.3	1,391.9
Mobile accesses	15,453.4	15,931.9	16,412.6
Pre-Pay	10,349.7	10,736.8	10,793.3
Contract	5,103.8	5,195.2	5,619.3

Wholesale Accesses	9.8	9.3	12.8

Total Accesses	21,370.6	21,900.0	22,514.8

CHILE
Final Clients Accesses	10,364.0	10,645.0	11,397.8
Fixed telephony accesses (1)	2,048.9	2,028.0	1,952.8
Internet and data accesses	790.2	807.2	830.6
Narrowband	17.4	15.9	7.0
Broadband (2)	764.6	783.2	815.7
Other (3)	8.3	8.1	7.9
Mobile accesses	7,255.4	7,524.7	8,290.8
Pre-Pay	5,179.8	5,435.9	5,805.3
Contract	2,075.7	2,088.8	2,485.4
Pay TV	269.5	285.1	323.6

Wholesale Accesses	8.9	8.9	5.7

Total Accesses	10,373.0	10,653.8	11,403.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. The company’s accesses for internal use are included. Total “fixed wireless” accesses are included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

TELEFÓNICA LATIN AMERICA ACCESSES BY COUNTRY (II)
Unaudited figures (Thousands)

	2009		2010
	September 30	December 31	September 30

PERU
Final Clients Accesses	15,680.8	15,916.3	16,611.5
Fixed telephony accesses (1)	3,041.6	2,971.2	2,895.4
Fixed wireless	620.1	582.7	535.6
Internet and data accesses	795.0	800.6	863.1
Narrowband	17.5	16.9	15.9
Broadband (2)	762.5	768.0	828.4
Other (3)	15.0	15.6	18.8
Mobile accesses	11,120.8	11,458.2	12,141.9
Pre-Pay	9,940.0	10,214.2	9,880.8
Contract	1,180.8	1,244.1	2,261.1
Pay TV (4)	723.4	686.3	711.1

Wholesale Accesses	0.5	0.5	0.5

Total Accesses	15,681.2	15,916.8	16,611.9

COLOMBIA (5)
Final Clients Accesses	11,462.3	11,159.9	12,062.9
Fixed telephony accesses (1)	2,074.4	1,639.8	1,623.7
Internet and data accesses	441.2	428.4	534.5
Narrowband	6.4	5.9	5.3
Broadband (2)	432.6	420.3	529.2
Other (3)	2.2	2.2	0.0
Mobile accesses	8,810.9	8,964.6	9,720.1
Pre-Pay	7,099.0	7,203.2	7,520.5
Contract	1,711.8	1,761.4	2,199.6
Pay TV	135.9	127.2	184.7

Wholesale Accesses	3.3	3.3	3.3

Total Accesses	11,465.6	11,163.2	12,066.2

MEXICO
Mobile accesses	16,518.4	17,400.5	18,760.5
Pre-Pay	15,557.1	16,328.3	17,289.7
Contract	961.2	1,072.1	1,470.8
Fixed wireless	249.8	334.3	496.0
Total Accesses	16,768.1	17,734.8	19,256.5

VENEZUELA
Mobile accesses	10,613.8	10,531.4	9,851.0
Pre-Pay	9,988.7	9,891.1	9,137.0
Contract	625.1	640.3	714.0
Fixed wireless	1,237.7	1,214.3	1,023.4
Pay TV	55.4	62.8	68.3
Total Accesses	11,906.9	11,808.5	10,942.7

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. The company’s accesses for internal use included. Total “fixed wireless” accesses are included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	67 thousand inactive Pay TV accesses were disconnected in December 2009.

(5)	376 thousand fixed telephony accesses, 25 thousand broadband accesses and 5 thousand Pay TV accesses in Colombia, all of them inactive, were disconnected in December 2009.

TELEFÓNICA LATIN AMERICA ACCESSES BY COUNTRY (III)
Unaudited figures (Thousands)

	2009		2010
	September 30	December 31	September 30

CENTRAL AMERICA (1)
Fixed telephony accesses (2)	456.0	444.5	451.0
Fixed Wireless	287.6	331.9	238.4
Internet and data accesses	15.7	14.7	10.9
Broadband (3)	13.5	12.6	9.5
Others(4)	2.2	2.1	1.3
Mobile accesses	5,655.8	5,806.5	6,166.6
Pre-Pay (5)	5,252.7	5,385.2	5,550.5
Contract	403.1	421.3	616.2
Total Accesses	6,127.5	6,265.8	6,628.5

ECUADOR
Mobile accesses	3,451.8	3,721.8	4,060.7
Pre-Pay	2,952.9	3,193.9	3,448.7
Contract	499.0	527.9	612.1
Fixed Wireless	80.6	84.7	94.0
Total Accesses	3,532.5	3,806.4	4,154.8

URUGUAY
Mobile accesses	1,572.5	1,614.9	1,671.5
Pre-Pay	1,116.8	1,154.3	1,199.9
Contract	455.7	460.6	471.6
Total Accesses	1,572.5	1,614.9	1,671.5

(1)	Includes Guatemala, Panamá, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.

(5)	116 thousand inactive mobile accesses were disconnected in Guatemala in December 2009.

TELEFÓNICA LATIN AMERICA
CUMULATIVE SELECTED MOBILE BUSINESS
OPERATING DATA BY COUNTRY
Unaudited figures

	2009	2010
	Jan-Sep	Jan-Sep

BRAZIL
Traffic (Million minutes)	33,952	57,180
ARPU (EUR)	9.7	10.9

ARGENTINA
Traffic (Million minutes)	11,309	12,837
ARPU (EUR)	8.6	9.0

CHILE
Traffic (Million minutes)	7,722	8,706
ARPU (EUR)	10.6	12.0

PERU
Traffic (Million minutes)	8,418	9,781
ARPU (EUR)	5.5	6.1

COLOMBIA
Traffic (Million minutes)	9,962	11,923
ARPU (EUR)	5.8	7.1

MEXICO
Traffic (Million minutes)	16,979	17,468
ARPU (EUR)	6.9	7.0

VENEZUELA
Traffic (Million minutes)	11,193	10,602
ARPU (EUR) (1)	20.9	13.9

CENTRAL AMERICA (2)
Traffic (Million minutes)	5,102	5,815
ARPU (EUR) (3)	7.1	6.8

ECUADOR
Traffic (Million minutes)	2,673	3,165
ARPU (EUR)	6.9	6.8

URUGUAY
Traffic (Million minutes)	1,928	2,139
ARPU (EUR)	8.4	10.1

Notes:

-	ARPU is calculated as a monthly quarterly average for each period.

-	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume is not rounded.

(1)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2009 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(3)	Changes in ARPU affected by the disconnection of inactive clients in Guatemala in December 2009.

TELEFÓNICA LATIN AMERICA SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January - September
	2010	2009	% Chg		% Chg Local Cur

BRAZIL
Revenues	7,541	6,071	24.2		2.7
OIBDA	2,654	2,294	15.7		(4.4)
OIBDA margin	35.2%	37.8%	(2.6 p.p.	)
CapEx	904	789	14.5		(5.4)
OpCF (OIBDA-CapEx)	1,750	1,505	16.3		(3.9)

Vivo
Revenues	2,849	2,184	30.4		7.8
Service revenues	2,660	2,016	32.0		9.1
OIBDA	888	677	31.1		8.4
OIBDA margin	31.2%	31.0%	0.2 p.p.
CapEx	319	293	9.0		(9.9)
OpCF (OIBDA-CapEx)	569	384	47.9		22.3

Telesp
Revenues	5,086	4,198	21.2		0.1
OIBDA	1,739	1,613	7.8		(10.9)
OIBDA margin	34.2%	38.4%	(4.2 p.p.	)
CapEx	584	497	17.7		(2.7)
OpCF (OIBDA-CapEx)	1,154	1,116	3.4		(14.5)

ARGENTINA
Revenues	2,249	1,948	15.4		17.2
OIBDA	815	726	12.2		13.9
OIBDA margin (1)	35.3%	36.3%	(1.0 p.p.	)
CapEx	231	194	19.2		21.0
OpCF (OIBDA-CapEx)	584	533	9.6		11.3

T. Moviles Argentina
Revenues	1,433	1,217	17.7		19.6
Service revenues	1,337	1,133	18.0		19.8
OIBDA	502	434	15.8		17.6
OIBDA margin	35.1%	35.7%	(0.6 p.p.	)
CapEx	102	87	17.1		18.9
OpCF (OIBDA-CapEx)	401	347	15.4		17.2

Telefónica de Argentina
Revenues	884	793	11.5		13.3
OIBDA	312	292	6.6		8.3
OIBDA margin (1)	31.7%	32.8%	(1.1 p.p.	)
CapEx	129	107	20.9		22.7
OpCF (OIBDA-CapEx)	183	186	(1.5)		(0.0)

CHILE
Revenues	1,583	1,351	17.1		2.5
OIBDA	719	539	33.2		16.6
OIBDA margin	45.4%	39.9%	5.5 p.p.
CapEx	249	226	10.0		(3.7)
OpCF (OIBDA-CapEx)	470	313	50.0		31.2

	January - September
	2010	2009	% Chg	% Chg Local Cur

T. Móviles Chile
Revenues	910	739	23.1	7.7
Service revenues	850	675	25.9	10.1
OIBDA	424	310	36.8	19.7
OIBDA margin	46.6%	41.9%	4.7 p.p.
CapEx	147	135	9.4	(4.3)
OpCF (OIBDA-CapEx)	277	175	58.0	38.2

Telefónica Chile
Revenues	750	665	12.8	(1.3)
OIBDA	295	230	28.5	12.4
OIBDA margin	39.3%	34.5%	4.8 p.p.
CapEx	101	91	11.0	(2.9)
OpCF (OIBDA-CapEx)	194	138	40.1	22.5

Note:	OIBDA is presented before management and brand fees.

(1)	Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATIN AMERICA SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January - September
	2010	2009	% Chg		% Chg Local Cur

PERU
Revenues	1,466	1,287	13.9		1.6
OIBDA	598	528	13.2		1.0
OIBDA margin	40.8%	41.0%	(0.3 p.p.	)
CapEx	175	126	38.8		23.9
OpCF (OIBDA-CapEx)	422	402	5.1		(6.2)

T. Móviles Perú
Revenues	735	627	17.2		4.5
Service revenues	625	518	20.7		7.7
OIBDA	298	239	24.8		11.3
OIBDA margin	40.6%	38.1%	2.5 p.p.
CapEx	80	51	56.4		39.5
OpCF (OIBDA-CapEx)	218	188	16.2		3.6

Telefónica del Perú
Revenues	832	758	9.7		(2.1)
OIBDA	299	290	3.2		(7.9)
OIBDA margin	36.0%	38.3%	(2.3 p.p.	)
CapEx	95	75	26.9		13.2
OpCF (OIBDA-CapEx)	204	215	(5.1)		(15.3)

COLOMBIA
Revenues	1,133	954	18.8		(1.4)
OIBDA	397	277	43.2		18.8
OIBDA margin	35.0%	29.1%	6.0 p.p.
CapEx	206	164	25.5		4.2
OpCF (OIBDA-CapEx)	191	113	68.6		40.0

T. Móviles Colombia
Revenues	639	513	24.5		3.4
Service revenues	598	484	23.5		2.5
OIBDA	208	131	58.6		31.6
OIBDA margin	32.6%	25.6%	7.0 p.p.
CapEx	96	77	24.7		3.5
OpCF (OIBDA-CapEx)	112	54	106.3		71.3

Telefónica Telecom
Revenues	524	463	13.1		(6.1)
OIBDA	188	146	29.0		7.1
OIBDA margin	36.0%	31.5%	4.4 p.p.
CapEx	110	87	26.2		4.8
OpCF (OIBDA-CapEx)	79	59	33.2		10.6

MEXICO (T. Móviles Mexico)
Revenues	1,374	1,136	20.9		8.4

	January - September
	2010	2009	% Chg	% Chg Local Cur

Service revenues	1,235	1,040	18.7	6.4
OIBDA	474	402	18.0	5.8
OIBDA margin	34.5%	35.4%	(0.9 p.p. )
CapEx (1)	1,194	132	n.m.	n.m.
OpCF (OIBDA-CapEx)	(720)	270	c.s.	c.s.

VENEZUELA (T. Móviles Venezuela) (2)
Revenues	1,608	2,644	(39.2)	14.0
Service revenues	1,450	2,200	(34.1)	22.0
OIBDA	753	1,310	(42.5)	6.7
OIBDA margin	46.8%	49.5%	(2.7 p.p. )
CapEx	162	193	(16.2)	47.2
OpCF (OIBDA-CapEx)	591	1,117	(47.1)	(0.6)

CENTRAL AMERICA (3)
Revenues	422	416	1.4	(1.6)
Service revenues	395	398	(0.8)	4.2
OIBDA	137	176	(22.4)	(24.6)
OIBDA margin	32.4%	42.3%	(9.9 p.p. )
CapEx	55	26	108.7	103.4
OpCF (OIBDA-CapEx)	82	150	(45.5)	(47.1)

ECUADOR (T. Móviles Ecuador)
Revenues	294	249	18.2	13.8
Service revenues	256	223	14.9	10.6
OIBDA	88	77	14.4	10.2
OIBDA margin	29.9%	30.9%	(1.0 p.p. )
CapEx	33	31	4.9	1.0
OpCF (OIBDA-CapEx)	55	46	21.0	16.5

Note:

-	OIBDA is presented before management and brand fees.

(1)	CapEx includes 1,010 million euros from the acquisition of spectrum in Mexico in the third quarter of 2010.

(2)	Reported figures include the hyperinflationary adjustments in Venezuela in both years.

(3)	Includes Guatemala, Panama, El Salvador and Nicaragua.

TELEFÓNICA LATIN AMERICA SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January - September
	2010	2009	% Chg	% Chg Local Cur

URUGUAY (T. Móviles Uruguay)
Revenues	164	126	30.0	7.7
Service revenues	155	117	32.3	9.6
OIBDA	69	45	54.0	27.5
OIBDA margin	42.2%	35.6%	6.6 p.p.
CapEx	12	14	(10.8)	(26.1)
OpCF (OIBDA-CapEx)	57	31	82.7	51.3

Note: OIBDA is presented before management and brand fees.

Telefónica Europe
During the first nine months of 2010, Telefónica Europe delivered improved financial results with continued investment in the customer base, supporting growth in the adoption of smartphones and increased mobile broadband usage.
Telefónica Europe’s total customer base reached 55.3 million at the end of September 2010 (+12.3% from 49.2 million at the end of December 2009), driven by continued growth in the mobile contract segment, and also in prepay.
A continued focus on customer investment in competitive markets across the Group resulted in mobile customer net additions for the first nine months of 2010 of 1.8 million. The total mobile customer base increased 4.2% to 45.9 million at the end of September 2010 (44.1 million at the end of December 2009). The contract customer base increased 5.5% at the end of September 2010 from the end of 2009, representing 48% of the total customer base (+0.6 percentage points from the end of December 2009). Mobile broadband customer base increased 27.5% from December 2009 to reach more than 8.5 million accesses.
Telefónica Europe’s wireline retail broadband accesses reached 3.9 million lines at the end of September 2010, adding 2.3 million lines in the first nine months of the year.
As a result of the above, revenues (including inter-segment revenues eliminated in consolidation) reached 11,238 million euros in the nine months through September 2010, a growth of 11.8% period-on-period (10,055 million euros in the same period of 2009). HanseNet and Jajah together contributed 582 million euros to revenues in the nine months through September 2010. Manx Telecom stopped contributing to Telefónica Europe’s results after its sale in July while mobile termination rate cuts in the UK stopped affecting period-on-period comparisons from August. Excluding foreign exchange rate effects, revenues would have increased 9.3%. UK and Germany continued to drive the access and revenue growth for the Telefónica Europe Group, offsetting challenging market conditions in the Czech Republic and Ireland.
Total expenses (excluding depreciation and amortization) stood at 8,516 million euros in the nine months through September 2010 (7,353 million euros in the nine months through September 2009), increasing 15.8% period-on-period. The breakdown by main components is as follows:
•	Personnel expenses amounted to 1,274 million euros in the first nine months of 2010 (1,003 million euros in the nine months through September 2009), which represented a growth of 27.0%. The expenses trend for the first nine months of 2010 were impacted by 228 million euros of restructuring costs (205 million in the third quarter of 2010, of which 202 million were allocated to Germany), compared to 42 million euros in the same period of 2009 (39 million euros in the third quarter of 2009, of which 28 million euros and 7 million euros were allocated to the UK and Germany, respectively). Excluding foreign exchange rate effects, personnel expenses would have increased 24.7%.

•	Supplies expenses amounted to 4,856 million euros in the first nine months of 2010 (4,592 million euros in the nine months through September 2009), which represented a growth of 5.7%. Excluding foreign exchange rate effects, supplies expenses would have increased 3.3%.

•	Other expenses performance is due mainly to external service expenses, which amounted to 2,243 million euros in the first nine months of 2010, a 34.2% period-on-period increase (1,671 million euros in the same period of 2009). Excluding foreign exchange rate effects, external services expenses would have increased 31.9%.
In the nine months through September 2010, operating income before depreciation and amortization (OIBDA) amounted to 2,929 million euros, +1.8% period-on-period, due mainly to the addition of HanseNet and Jajah to the consolidation perimeter.
OIBDA margin was 26.1% in first nine months of 2010, compared to 28.6% for the same period in 2009.
CapEx amounted to 2,541 million euros in the first nine months of 2010, a 113.4% increase over the same period of the previous year (1,191 million euros) due to additional spectrum investment made in Germany during the second quarter.
Operating cash flow (OIBDA-CapEx) was 388 million euros in the first nine months of 2010, compared to 1,687 million euros in the same period of 2009.
See Note 12 for a discussion of trends in the Group’s business and financial performance after September 30, 2010.
TELEFÓNICA EUROPE ACCESSES
Unaudited figures (Thousands)

	2009		2010
	September 30	December 31	September 30

Final Clients Accesses	47,182.1	47,814.9	54,080.0
Fixed telephony accesses (1)	1,847.1	1,827.5	3,533.5
Internet and data accesses	1,656.8	1,754.7	4,409.4
Narrowband	142.6	137.3	528.6
Broadband	1,483.6	1,589.1	3,852.8
Other (2)	30.6	28.3	28.0
Mobile accesses	43,542.3	44,095.0	45,938.5
Pre-Pay (3)	23,163.8	23,098.5	23,787.9
Contract	20,378.6	20,996.5	22,150.6
Pay TV	135.9	137.6	198.6

Wholesale Accesses (4)	1,403.2	1,425.2	1,216.2

Total Accesses	48,585.3	49,240.1	55,296.3

Notes:

-	Accesses include Manx Telecom customers.

-	Starting March 2010, T. Europe includes accesses from HanseNet.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Retail circuits other than broadband.

(3)	December 2009 includes the disconnection of inactive mobile prepay customers in Germany.

(4)	Includes Unbundled Lines by T. O2 Germany.

TELEFÓNICA EUROPE ACCESSES BY COUNTRY
Unaudited figures (Thousands)

	2009		2010
	September 30	December 31	September 30

TELEFÓNICA O2 UK
Final Clients Accesses	21,487.9	21,890.8	22,620.9
Internet and data accesses	527.1	591.5	663.8
Broadband	527.1	591.5	663.8
Mobile accesses	20,960.8	21,299.3	21,957.1
Pre-Pay	11,637.4	11,740.3	11,659.6
Contract	9,323.5	9,558.9	10,297.4
Total Accesses	21,487.9	21,890.8	22,620.9

TELEFÓNICA O2 GERMANY
Final Clients Accesses	15,672.6	15,792.5	21,344.5
Fixed Telephony Accesses	0.0	0.0	1,797.3
Internet and data accesses	272.3	285.1	2,851.2
Narrow band	0.0	0.0	406.2
Broadband	272.3	285.1	2,445.1
Mobile accesses	15,400.3	15,507.4	16,628.0
Pre-Pay (1)	7,959.9	7,807.0	8,602.5
Contract	7,440.4	7,700.4	8,025.5
Pay TV	0.0	0.0	68.0
Wholesale Accesses (2)	1,295.4	1,316.8	1,098.6
Total Accesses	16,968.0	17,109.3	22,443.0

TELEFÓNICA O2 IRELAND
Mobile accesses	1,717.5	1,714.3	1,716.2
Pre-Pay	1,041.1	1,022.5	993.6
Contract	676.4	691.8	722.7
Total Accesses	1,717.5	1,714.3	1,716.2

TELEFÓNICA O2 CZECH REPUBLIC
Final Clients Accesses	7,678.0	7,701.5	7,559.1
Fixed telephony accesses (3)	1,790.0	1,770.6	1,685.8
Naked ADSL	29.8	62.1	138.8
VoIP	14.0	16.9	33.1
Internet and data accesses	829.5	848.7	886.5
Narrowband	142.6	137.3	122.4
Broadband	656.3	683.1	736.1
Other (4)	30.6	28.3	28.0
Mobile accesses	4,922.7	4,944.6	4,856.2
Pre-Pay	2,176.7	2,130.2	2,037.6
Contract (5)	2,746.0	2,814.4	2,818.6
Pay TV	135.9	137.6	130.6
Wholesale Accesses	107.9	108.4	117.7
Total Accesses	7,785.9	7,810.0	7,676.7

TELEFÓNICA O2 SLOVAKIA
Mobile accesses	463.1	552.9	781.1
Pre-Pay	305.9	357.2	494.6
Contract	157.2	195.6	286.4
Total Accesses	463.1	552.9	781.1

(1)	450 thousand inactive prepay accesses were disconnected in December 2009.

(2)	Includes Unbundled Lines by T. O2 Germany.

(3)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(4)	Retail circuits other than broadband.

(5)	111 thousand inactive contract customers were disconnected in June 2010.

Note: Starting March 2010, T. O2 Germany includes accesses from HanseNet.

TELEFÓNICA EUROPE CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY
Unaudited figures

	2009	2010
	Jan-Sept	Jan-Sept

TELEFÓNICA O2 UK
Traffic (Million minutes)	39,680	43,067
ARPU (EUR)	25.0	25.1
Pre-Pay	12.5	11.7
Contract	41.4	40.9
Data ARPU (EUR)	9.2	10.0
% non-P2PSMS over data revenues	26.6%	32.5%

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	17,150	18,814
ARPU (EUR) (1)	15.8	14.9
Pre-Pay (1)	5.6	6.0
Contract	26.5	24.1
Data ARPU (EUR) (1)	4.6	4.9
% non-P2PSMS over data revenues	35.3%	41.3%

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	3,494	3,519
ARPU (EUR)	39.7	37.1
Pre-Pay	25.2	24.3
Contract	63.0	55.3
Data ARPU (EUR)	11.7	12.2
% non-P2PSMS over data revenues	36.1%	38.4%

TELEFÓNICA O2 CZECH REPUBLIC (2)
Traffic (Million minutes)	6,080	6,558
ARPU (EUR) (3)	19.4	18.5
Pre-Pay	8.4	8.0
Contract (3)	28.5	26.2
Data ARPU (EUR) (3)	4.8	4.7
% non-P2PSMS over data revenues	44.8%	44.6%

-	ARPU calculated as monthly quarterly average.

-	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs,

(1)	Change in ARPU affected by 450 thousand disconnections in Germany in December 2009.

(2)	KPIs for Mobile business in Czech Republic do not include Slovakia.

(3)	Change in ARPU affected by 111 thousand disconnections of inactive customers in Czech Republic in June 2010.

TELEFÓNICA EUROPE SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - September
	2010	2009	% Chg	% Chg Local Cur

TELEFÓNICA O2 UK
Revenues	5,317	4,871	9.2	5.6
Service revenues	4,846	4,469	8.4	4.9
OIBDA	1,365	1,219	12.0	8.3
OIBDA margin	25.7%	25.0%	0.6 p.p.
CapEx	506	425	19.2	15.3
OpCF (OIBDA-CapEx)	858	794	8.1	4.5

TELEFÓNICA O2 GERMANY
Revenues	3,512	2,747	27.8	27.8
Service revenues	2,184	2,131	2.5	2.5
OIBDA (1)	634	667	(4.9)	(4.9)
OIBDA margin (1)	18.1%	24.3%	(6.2 p.p. )
CapEx (2)	1,834	546	n.m.	n.m.
OpCF (OIBDA-CapEx) (1)(2)	(1,199)	120	c.s	c.s.

TELEFÓNICA O2 IRELAND
Revenues	641	677	(5.3)	(5.3)
Service revenues	587	634	(7.4)	(7.4)
OIBDA	201	224	(10.1)	(10.1)
OIBDA margin	31.4%	33.1%	(1.7 p.p. )
CapEx	42	38	9.6	9.6
OpCF (OIBDA-CapEx)	159	186	(14.1)	(14.1)

TELEFÓNICA O2 CZECH REPUBLIC (3)
Revenues	1,634	1,682	(2.8)	n.c.
Service revenues	808	843	(4.2)	n.c.
OIBDA	703	791	(11.1)	n.c.
OIBDA margin	43.0%	47.0%	(4.0 p.p. )
CapEx	146	170	(14.1)	n.c.
OpCF (OIBDA-CapEx)	557	620	(10.2)	n.c.

Notes:

-	OIBDA before management and brand fee.

-	HanseNet has been included in T. O2 Germany’s consolidation perimeter since mid February 2010.

(1)	OIBDA is affected by 202 million euros of restructuring costs in T. O2 Germany in the third quarter of 2010.

(2)	CapEx includes 1,379 million euros from the acquisition of spectrum in Germany in the second quarter of 2010.

(3)	Includes Slovakia, except in service revenues.

Key performance indicators
The Company uses a series of indicators in its decision-making which it considers provide useful information to investors regarding its performance. These indicators, which are non-GAAP financial measures, are as follows:
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by excluding depreciation and amortization from operating income to eliminate the impact of investments in non-current assets that cannot be controlled by management in the short term. Our management believes that OIBDA is meaningful for investors because it provides an analysis of operating performance and profitability using the same measures as management. This metric also allows for comparisons with other telecommunications operators without taking into account the structure of their assets.
OIBDA is used to track the performance of the business and design operating and strategic targets. OIBDA is a commonly reported measurement and widely used among analysts, investors and other interested parties in the telecommunications industry, yet it is not an explicit measure of financial performance under IFRS. Therefore, it may not be comparable to similar indicators used by other companies. It cannot be considered an alternative to operating income as a measurement of our operating results or to cash flows from operating activities as a measurement of our liquidity.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the nine month period ended September 30, 2010 and 2009:

Millions of euros	2009	2010
OIBDA	16,625	20,368
Depreciation and amortization	(6,663)	(6,744)
OPERATING INCOME	9,962	13,624
The following table presents the reconciliation of OIBDA to operating income for each business segment for the nine month period ended September 30, 2010 and 2009:

September, 2010
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
OIBDA	6,670	10,827	2,929	(58)	20,368
Depreciation and amortization	(1,478)	(2,880)	(2,277)	(109)	(6,744)
OPERATING INCOME	5,192	7,947	652	(167)	13,624

September, 2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
OIBDA	7,240	6,614	2,878	(107)	16,625
Depreciation and amortization	(1,598)	(2,778)	(2,188)	(99)	(6,663)
OPERATING INCOME	5,642	3,836	690	(206)	9,962

Debt indicators
The following table presents the reconciliation between the Telefónica Group’s gross financial debt, net financial debt and net debt at September 30, 2010 and December 31, 2009:

	12/31/2009	09/30/2010
	(Millions of euros)
Non-current interest-bearing debt	47,607	51,292
Current interest-bearing debt	9,184	9,586
Gross financial debt	56,791	60,878
Other payables (1)	515	4,226
Non-current financial assets (2)	(2,736)	(4,224)
Current financial assets	(1,906)	(2,017)
Cash and cash equivalents	(9,113)	(4,359)

Net financial debt	43,551	54,504
Commitments related to financial guarantees	71	71
Net commitments related to workforce reduction	2,261	1,898

Net debt	45,883	56,473

(1)	Includes “short-term financial debt” and 2,968 million euros of “short-term provisions and other liabilities” for the pending payment commitment to Portugal Telecom as of September 30, 2010.

(2)	Positive mark-to-market value of derivatives with a maturity beyond one year from the relevant statement of financial position date and other interest-bearing assets.
Net financial debt is calculated by deducting the positive mark-to-market value of derivatives with a maturity beyond one year from the relevant statement of financial position date and other interest-bearing assets (each of which are components of non-current financial assets in our consolidated statement of financial position), current financial assets and cash and cash equivalents from the sum of (i) current and non-current interest-bearing debt (which includes the negative mark-to-market value of derivatives with a maturity beyond one year) and (ii) other payables (a component of non-current trade and other payables in our consolidated statement of financial position). Net debt is calculated by adding to net financial debt those commitments related to financial guarantees, not considered as net financial debt, and those related to workforce reduction. We believe that net financial debt and net debt are meaningful for investors because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net debt to calculate internally certain solvency and leverage ratios used by management. Neither net financial debt nor net debt is an explicit measure of indebtedness under IFRS and may not be comparable to other similarly titled measures for other companies. Neither net debt nor net financial debt should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity.